

March 25, 2014

Via E-mail
J. Ryan VanWinkle
Executive Vice President and Chief Financial Officer
Ferrellgas, Inc., General Partner of Ferrellgas Partners, L.P.
One Liberty Plaza
Liberty, MO 64068

> **Re: Ferrellgas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed September 26, 2013**
> **Form 10-Q for the Quarterly Period Ended January 31, 2014**
> **Filed March 10, 2014**
> **Form 8-K Filed March 10, 2014**
> **File No. 1-11331**

Dear Mr. VanWinkle:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 6. Selected Financial Data, page 30

1. We note you have included nonrecurring litigation accrual and related legal fees in your calculation of Adjusted EBITDA for 2013, 2012 and 2011. If the nature of the charge is reasonably likely to recur within 2 years or there was a similar charge within the prior 2 years, we do not believe describing the adjustment as non-recurring is appropriate. Please refer to Question 102.3 of the Division of Corporation Finance's Compliance and Disclosures Interpretations on Non-GAAP Financial Measures available on our website

at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise your description or explain why you believe these adjustments are non-recurring.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 33

2. In discussing your improvement in fiscal 2013 net earnings on page 35 you indicate the increase in operating expenses over last fiscal year is primarily from an increase in performance related incentives. We note in particular your Non-Equity Incentive Plan that provides for cash awards if distributable cash flow targets are achieved for the fiscal year. Please explain to us why distributable cash flow for Incentive Plan purposes in the amount of $166,179 disclosed on page 65 is less than distributable cash flow to equity investors in the amount of $183,114 for fiscal 2013 disclosed in Form 8-K filed September 26, 2013.

Liquidity and Capital Resources, page 41

3. We note you disclose distributable cash flow was approximately 113% of the total cash distributions paid for fiscal 2013. Further, we note you have included disclosure of distributable cash flow prominently in your press releases regarding your financial results such as your recent Form 8-K filed March 10, 2014. In this regard, please revise to disclose distributable cash flow in selected financial data for each year presented. Further, to assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions they received, please also disclose within Selected Financial Data the distributable cash flow attributable to common unitholders and your assumptions in determining such measure for each period presented. Please ensure your presentation of these non-GAAP measures are accompanied by a reconciliation to net income and/or cash flows from operations depending on whether you use distributable cash flow as a performance measure, a liquidity measure, or both a performance and liquidity measure. Refer to Item 10(e) of Regulation S-K. Please show us what your revised disclosure will look like.

4. You discuss the various factors contributing to the improvement in your distributable cash flow for fiscal 2013. Please revise your analysis of liquidity to discuss your coverage ratio. As part of your analysis, please provide your insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flow of your assets across the three-year period presented. In your response, please show us what your revised disclosure will look like.

5. To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of operating versus capital surplus, please revise to include within Selected Financial Data the amount of operating surplus less cumulative

distributions from the date of your IPO as of the end of each period presented. If this measure is less than the preceding aggregate quarterly distribution at the end of fiscal 2013, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution within Management's Discussion and Analysis of Financial Condition and Results of Operations and how such characterization would affect expected future distributions to common unitholders. In your response, please show us what your revised disclosure will look like.

6. Please expand your discussion to provide your insight into any trends or significant fluctuations in maintenance and growth capital expenditures disclosed within Selected Financial Data. Please reconcile the amounts reported in Selected Financial Data to the comparable amounts reported on the face of your statements of cash flows and explain any differences. Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each. In your response, please show us what your revised disclosure will look like.

7. Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures. For example, an expenditure that was a replacement of property, plant and equipment but increased operating income or cash flow. If so, please revise your disclosure to quantify that portion allocated to growth capital expenditures for each of the periods presented. In your response, please show us what your disclosure will look like revised.

Item 8. Financial Statements and Supplementary Data, page 53

Notes to Consolidated Financial Statements, page F-8

B. Summary of significant accounting policies, page F-8

(2) Principles of consolidation, page F-8

8. We note you consolidate the Operating Partnership and its wholly-owned subsidiaries. Please explain to us in detail your basis for consolidating these entities in light of disclosure in Note L of the Operating Partnership on page F-58 that the general partner controls the Operating Partnership. If you are within the scope of the Variable Interest Subsections of ASC 810-10-15, please tell us in detail: (i) the basis for your conclusion that the Operating Partnership, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you have the power to direct the activities of the Operating Partnership that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Operating Partnership based on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of the disclosure requirements in ASC 810-10-50 related to variable interest entities. If you are

not within the scope of Variable Interest Subsections of ASC 810-10-15, please tell us how you overcome the presumption of control by the general partner of the Operating Partnership. Please include a detailed analysis of the substantive kick-out and participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

O. Net earnings (loss) per common unitholders' interest, page F-28

9. With a view towards greater transparency, please disclose how you allocate earnings to the general partners' incentive distribution rights for the purpose of the two class method.

Form 10-Q for the Quarterly Period Ended January 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 50

10. Please refer to the last paragraph on page 50 and your disclosure stating distributable cash flow was approximately 120% of the total cash distributions paid for the twelve months ended January 31, 2014. Please tell us your consideration of including the disclosures required by Item 10(e) of Regulation S-K so that it is apparent how you have derived your ratio of distributable cash flow, a non-GAAP measure, to total cash distributions paid.

Form 8-K filed March 10, 2014

Exhibit 99.1

11. We note your calculation of distributable cash flow to equity investors for the three and six months ended January 31, 2014 includes an adjustment to add back your loss on extinguishment of debt in the amount of approximately $21 million. We also note disclosure on page 30 in your Form 10-Q for the quarter ended January 31, 2014 stating make whole and consent payments of $14.7 million are included in the amounts classified as loss on extinguishment of debt. Please explain to us how your payment, presumably in cash, resulted in an increase in distributable cash flow to equity investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief